UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Emmaus Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29137P109
(CUSIP Number)

Yutaka Niihara, M.D., MPH
20725 S. Western Avenue, Suite 136
Torrance, CA 90501
(310) 214-0065
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29137P109
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Yutaka Niihara, M.D., MPH
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☒ (B) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	1,647,563 (1)
	8. Shared Voting Power	9,529,711 (2)
	9. Sole Dispositive Power	1,647,563 (1)
	10. Shared Dispositive Power	9,529,711 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,177,274
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row 11 37.7% (3)
14. Type of Reporting Person (See Instructions) IN

(1) Consists of (a) 44,229 shares of Common Stock for which Dr. Niihara is custodian and of which he may be deemed the indirect beneficial owner since he has sole voting and investment control over the shares, (b) 55,556 shares owned by Hope Hospice and of which Dr. Niihara is the chief executive officer and may be deemed the indirect beneficial owner since he has sole voting and investment power over the shares, (c) 1,000,000 shares underlying warrants to purchase shares of Common Stock and (d) 527,778 shares underlying stock options.

(2) Represents 9,529,711 shares of Common Stock held jointly by Yutaka Niihara and his spouse, Soomi Niihara.

(3) Based on 28,093,848 shares of Common Stock outstanding as of March 20, 2015.

CUSIP No. 29137P109
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Soomi Niihara
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☒ (B) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	0
	8. Shared Voting Power	9,529,711 (1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	9,529,711 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 9,529,711
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row 11 33.9% (2)
14. Type of Reporting Person (See Instructions) IN

(1) Represents 9,529,711 shares of Common Stock held jointly by Soomi Niihara and her spouse, Yutaka Niihara.

(2) Based on 28,093,848 shares of Common Stock outstanding as of March 20, 2015.

This Amendment No. 1 relates to the Schedule 13D filed on May 6, 2011 (the “Original Schedule 13D”) by Dr. Yutaka Niihara and his spouse, Soomi Niihara (each a “Reporting Person” and, jointly, the “Reporting Persons”), with respect to the common stock, $0.001 par value (“Common Stock”), of Emmaus Life Sciences, Inc., formerly known as Emmaus Holdings, Inc. (the “Issuer”). Capitalized terms used but not defined herein have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The name of the Issuer was changed from Emmaus Holdings, Inc. to Emmaus Life Sciences, Inc. effective September 14, 2011. The principal executive offices of the Issuer are located at 21250 Hawthorne Boulevard, Suite 800, Torrance, California 90503.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

(a) The Reporting Persons jointly own beneficially approximately 37.7% of the Issuer’s Common Stock.

(b) The business address of the Reporting Persons is 21250 Hawthorne Boulevard, Suite 800, Torrance, California 90503.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On April 18, 2015, the Issuer filed a Current Report on Form 8-K to report a number of changes in the management of the Issuer, including the elevation of Dr. Niihara to the position of Chairman of the Board of the Issuer and his removal as President and Chief Executive Officer effective May 1, 2015. Dr. Niihara, one of the Reporting Persons, is considering his options regarding possible plans and proposals that relate to, or might result in, (a) changes in the present board of directors of the Issuer and (b) changes in the Issuer’s charter or Bylaws.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2015

By:	/s/ Yutaka Niihara
Yutaka Niihara, M.D., MPH

By:	/s/ Soomi Niihara
Soomi Niihara